Form C

Cover Page

Name of issuer:

Smart Tire Recycling, Inc.

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: PA
Date of organization: 8/12/2016

Physical address of issuer:

2315 Eldridge St
Pittburgh PA 15217

Website of issuer:

http://www.smarttirerecycling.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

6.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☑ Preferred Stock
☐ Debt
☐ Other

If Other, describe the security offered:

Target number of securities to be offered:

26,728

Price:

$1.87070

Method for determining price:

Dividing pre-money valuation of $2.5M for investors in the first $500K and $3M for remaining by the number of shares outstanding of a fully-diluted basis (inclusive of options being considered exercised and convertible debt converted at its valuation cap).

Target offering amount:

$50,000.07

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,070,000.00

Deadline to reach the target offering amount:

12/2/2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

2

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$34,594.00	$23,620.00
Cash & Cash Equivalents:	$5,740.00	$13,536.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$76,631.00	$23,498.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($93,109.00)	($122,616.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Smart Tire Recycling, Inc.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Lacramioara Schulte, Ph.D., MBA	Co-Founder	Blue Orange Accelerator	2020
Betzalel Mendel Bassman	CEO	Smart Tire Recycling, Inc.	2016
Carlos Cabral	President	CRONIMET Mining Processing US	2020
Raymond Riek	Consultant	Self Employed	2020
Adam Epstein	Executive Director	Smart Tire Recycling	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Betzalel Mendel Bassman	Secretary	2016
Betzalel Mendel Bassman	President	2016
Betzalel Mendel Bassman	CEO	2016
Betzalel Mendel Bassman	Treasurer	2016

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Betzalel Mendel Bassman	600000.0 Common Stock	42.6

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The Company was organized in 2016 and it has not yet generated revenues or any profits. The Company's business will be subject to the risks inherent in the development of a new business enterprise. The likelihood of success should be considered in light of the difficulties of attracting and retaining experienced qualified personnel, as well as the problems, expenses, difficulties, complications, and delays which frequently are encountered in connection with the development stages of a new technology-based business, including regulatory issues.

We have identified a process for potentially recycling rubber into its base components in an environmentally friendly manner. The initial research has been conducted based on the licensing of two patents, with limited remaining useful life. We expect to develop our own intellectual property portfolio and to secure patent protection on the major aspects of such a process. There can be no assurance that our technology development will be successful. If the technology is successfully developed, there is no assurance that we will be able to secure patent protection in the United States and abroad sufficient to protect the rights to such developed technology. And, if such technology is secured, our intellectual property strategy may require the expenditure of substantial resources to protect our rights.

Smart Tire Recycling's Additional Disclosures provided to prospective investors contain "forward-looking statements" regarding the Company's anticipated business and financial results. The Company's actual business and financial results could be different from those set forth in such materials due to various factors including general economic conditions, specific economic conditions in cardiac-related software, the introduction of new products or services or enhanced versions of existing products or services by the Company and/or its competitors, and the degree to which the Company successfully implements its strategies. Pro forma financial statements contained in such materials or otherwise prepared by or for the Company are mere illustrations and are not to be considered commitments, guarantees, representations, or warranties as to future business prospects of the Company.

As noted, the Company will need substantial additional funds to implement its business plans and is currently negotiating terms with an investment group. The terms secured by such an investment group may be more favorable to those investors than the terms in this offering.

The Company may seek additional funds by making one or more additional private placement offerings (the "Follow-on Offerings") of shares of stock or Convertible Notes in the Company. In addition, the Company may investigate strategic alliances with other firms that may also include an investment in the Company. There can be no assurance that the Company will be able to secure such funds on terms acceptable to the Company, if at all, or to arrange any such strategic alliances. Any such investment will result in dilution of the Investor's anticipated ownership percentage

COVID-19 and the uncertainties it presents to the general economy poses a risk to our business. We may have difficulty attracting and retaining key personnel.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: 35% of funds for lab testing to do more in-depth lab validation of our end products to secure our first customer.

40% of funds to hire a full-time engineer

18.5% of funds for marketing and working capital.

6.5% of funds for Wefunder.

If we raise: **$1,070,000**

Use of Proceeds: 20% of funds for lab testing to do more in-depth lab validation of our end products to secure our first customer.

30% of funds to scale the technology

33.5% of funds for salaries of engineers and consultants

10% of funds for marketing and working capital.

6.5% of funds for Wefunder.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Use of XX Investments LLC as Transfer Agent and Custodian. Investments will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of our transfer agent, XX Investments LLC. XX Investments LLC will act as custodian and hold legal title to the investments for investors that enter into a Custodial and Voting Agreement with XX Investments LLC and will keep track of those investors' beneficial interests in the investments. In addition, investors' interests in the investments will be recorded in each investor's "My Investments" screen. The investor will also be emailed again the Investor Agreement and, if applicable, the Custodial and Voting Agreement. The Investor Agreement and, if applicable, the Custodial and Voting Agreement will also be available on the "My Investments" screen.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

In addition, we may cap at 450 the total number of investors who will be allowed to invest through the offering that are not "accredited investors," as defined in Rule 501(a) of Regulation D under the Securities Act of 1933. In the event that more than 450 non-accredited investors are initially accepted into an offering in step (2) described in Question 11, the Company may cancel investments based on the order in which payments by Investors were received, or other criteria at the discretion of the Company, before the offering deadline.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $2,500,000 pre-money valuation for investors in the first $500,000, and $3,000,000 for investors thereafter.

See exact security attached as Appendix B, Investor Contracts.

Smart Tire Recycling, Inc. is offering up to 267,279 shares of Series CF1 Seed Convertible Preferred Stock ("Series CF1 Seed Preferred Stock"), at a price per share of $1.8707, and 253,897 shares of Series CF2 Seed Convertible Preferred Stock of the Company ("Series CF2 Seed Preferred Stock") at a price per share of $2.2450, for a total of approximately $1,070,000.00.

The campaign maximum is $1,070,000 and the campaign minimum is $50,000.07.

Dividends. The Company will accrue an annual dividend of 8% on the Series CF1 Seed Preferred Stock and Series CF2 Seed Preferred Stock until all Preference Amounts have been fully paid. The Company is not required to pay any annual dividend. The holders of the Series CF1 Seed Preferred Stock and/or Series CF2 Seed Preferred Stock shall also be entitled to dividends, when and if declared on the Common Stock, based on the number of shares of Series CF Seed Preferred Stock outstanding at the time of such dividend declaration and the conversion rate then in effect.

Conversion: Any holder of Series CF1 Seed Preferred Stock or Series CF2 Seed Preferred Stock shall have the right to convert those shares, with any accrued but unpaid dividends, at any time into Common Stock, at the conversion price then in effect. Additionally, each share of Series CF1 Seed Preferred Stock and Series CF2 Seed Preferred Stock shall be converted into Common Stock, if so elected by holders of a majority of the shares of Series CF1 Seed Preferred Stock or Series CF2 Seed Preferred Stock, as the case may be, with any accrued but unpaid dividends convertible at the conversion price then in effect.
After the Preference Amounts have been paid in full, each share of the Series CF1 Seed Preferred Stock or Series CF2 Seed Preferred Stock, as the case may be, shall be convertible into shares of the Company's Common Stock at the election of the Company, provided, however, that all shares of the Series CF1 Seed Preferred Stock or Series CF2 Seed Preferred Stock, as the case may be, shall be automatically converted upon a public offering of the Company's securities of at least Twenty Million Dollars ($20,000,000) where the Common Stock is offered for not less than Four Dollars ($4.00) per share.
Series CF1 Seed Preferred Stock shall initially convert to Common Stock on a one to one ratio (i.e., a conversion price of $1.8707), unless adjusted for stock splits, reverse splits, or other capital restructuring as described below. Series CF2 Seed Preferred Stock shall initially convert to Common Stock on a one to one ratio (i.e., a conversion price of $2.2450), unless adjusted for stock splits, reverse splits, or other capital restructuring as described below.
If at any time, the Company shall issue additional shares of Common Stock (or shares of another class of stock convertible into common stock or warrants or options for common stock or a class of convertible stock, or debt convertible into any of the foregoing) and if the price per share is less than the then current conversion price, the conversion price shall be adjusted to a weighted average based on such lower price. Shares, options or warrants issued to institutional lenders, strategic partners and under a Company option plan of 200,000 shares (and any increase approved by holders of a majority of the shares of Series CF Seed Preferred Stock) are excluded.

Voting Rights. The holders of Series CF1 Seed Preferred Stock and Series CF2 Seed Preferred Stock shall have the right to vote the number of votes equal to the number of shares of common stock into which the Series Preferred Stock held by them would then be convertible.

Liquidation Rights: Unless previously converted, the holders of the Series CF1 Seed Preferred Stock and Series CF2 Seed Preferred Stock shall be entitled to a liquidation preference equal to the Preference Amount (reduced by any dividends actually paid to such holders). The liquidation preference shall also be applicable, in the form of a cash or in-kind payment to the holders of any Series CF Seed Preferred Stock not previously converted (in lieu of any participation with Common Stock), in the event of a sale of all or substantially all of the assets of, or merger (including stock for stock exchanges) or consolidation of, the Company. After payment of the Preference Amount, the Series CF1 Seed Preferred Stock and Series CF2 Seed Preferred Stock will share pro rata on an "as converted basis".

If there are not sufficient proceeds to fully pay all Preference Amounts for all outstanding Preferred Shareholders, the proceeds of liquidation will be distributed pro rata to the holders, based on the respective liquidation preferences.

Board Rights: At each election of Directors, the holders of Series CF1 Seed Preferred Stock and Series CF2 Seed Preferred Stock will vote as a single separate class to elect one (1) director (the "Series CF Seed Director"). Holders of Series Seed Preferred Stock have the right to elect one (1) director and the holders of common stock have the right to elect three (3) directors.

Right of First Refusal: The Company shall have a right of first negotiation and first refusal and the remaining stockholders shall have a right of second refusal with respect to any proposed sale of Series CF1 Seed Preferred Stock or Series CF2 Seed Preferred Stock (or Common Stock into which it has been converted) by any Series CF Seed investor to a third party (transfers among Series CF Seed investors excluded). These rights shall terminate upon the Company's initial public offering or upon sale of the Company.

Stock Options, Warrants, Etc.: The Company has reserved 200,000 shares of Common Stock for issuance under its Option Plan.

Protective Rights: The holders of the Series CF1 Seed Preferred Stock and Series CF2 Seed Preferred Stock by a majority vote, in each case as a separate class, have the right to consent to amendments to the Company's Certificate of Incorporation, By-Laws or any other action which materially and adversely affects the rights, privileges and preferences of the Series CF1 Seed Preferred Stock and/or Series CF2 Seed Preferred Stock, as the case may be, in relation to the Common Stock.

The Series CF Seed investors shall have preemptive rights to invest on the same terms as subsequent investors (unless (i) waived by the holders of a majority of the shares of Series CF1 Seed Preferred Stock and/or the Series CF2 Seed Preferred Stock, as the case may be, in response to a demand made with respect to any proposed Venture Capital or institutional investment of $2,000,000 or more, or (ii) waived by the holders of at least two-thirds of the shares of Series CF1 Seed Preferred Stock and/or the Series CF2 Seed Preferred Stock, as the case may be). The Series CF Seed investors will not have preemptive rights with regard to any strategic stock investments, acquisitions by the Company or other similar transactions. A stock option plan (or warrants for consultants, etc.) can be adopted or increased, without triggering the pre-emptive rights of the Series CF Seed investors.

The Series CF Seed investors shall have take-along rights and be subject to bring-along obligations with respect to any transaction approved by the holders of Common Stock (subject to the three times "exit" provision above).

Information Rights: Each Series CF Seed investor shall be entitled to receive annual unaudited financial statements, as well as any significant revisions to the Company's business plan. The annual statements will be delivered within 120 days after the end of the fiscal year. If for any other reason, such statements are audited or reviewed, then such audited or reviewed statements shall be delivered. Additionally, such statements will be accompanied by a summary business report. To the extent that the Board approves any substantial change to the Company's business plan, such plan or a summary of the changes will be provided to each Series CF Seed Investor.

Irrevocable Proxy. The Investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, will appoint XX Team LLC ("XX Team") as the Investor's true and lawful proxy and attorney (the "Proxy"), with the power to act alone and with full power of substitution, on behalf of the Investor to:

1. direct the voting of all securities purchased through wefunder.com, and to direct the exercise of all voting and other rights of Investor with respect to the Company's securities, and
2. direct, in connection with such voting power, the execution of any instrument or document that XX Team determines is necessary and appropriate in the exercise of its authority. Such Proxy will be irrevocable. If an investor has entered into the Custodial and Voting Agreement with XX Investments LLC ("XX Investments"), then XX Investments will be the entity that XX Team directs to vote and take any other actions in connection with such voting (including the execution of documents) on behalf of such investor.

Repurchase. If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended ("Exchange Act"), as required by Section 12(g) or 15(d) thereof, the Company shall have the option to repurchase the securities from each Investor for the greater of

1. the purchase price of the securities, and
2. the fair market value of the securities, as determined by an independent appraiser of securities chosen by the Company. The foregoing repurchase option will terminate upon a Change of Control or Dissolution Event (each as defined in the Company's Subscription Agreement).

14. Do the securities offered have voting rights?

☑ Yes
☐ No

15. Are there any limitations on any voting or other rights identified above?

☐ Yes:
☑ No: Irrevocable voting proxy granted to XX Team.

16. How may the terms of the securities being offered be modified?

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Series Seed Preferred	300,000	255,159	Yes
Common Stock	2,500,000	1,060,000	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	90,000
Options:	200,000

Describe any other rights:

Authorized Capital Stock. The aggregate number of shares, classes of shares and par value of shares which the Company shall have the authority to issue is 3,400,000 shares, consisting of (i) 2,500,000 shares of Common Stock, no par value ("Common Stock"); and (ii) 900,000 shares of Preferred Stock, of which 300,000 shall be designated as Series Seed Preferred Stock, par value $0.01 per share ("Series Seed Preferred Stock ") and 300,000 shall be designated as Series CF1 Seed Preferred Stock, par value $.01 per share ("Series CF1 Seed Preferred Stock") and 300,000 shall be designated as Series CF2 Seed Preferred Stock, par value $0.01 per share.

There are 1,060,000 shares of Common Stock issued and outstanding and 195,159 Series Seed Convertible Preferred issued and outstanding. Currently, approximately 80,000 shares of Series Seed Convertible Preferred are reserved for issuance in connection with the debt issued by the Company. Additionally, the Company has an option pool of 200,000 shares of common, of which 12,500 are issued and vested.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

None

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. **The shareholders** have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

1. unrelated third party valuations of our common stock;
2. the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
3. our results of operations, financial position and capital resources;
4. current business conditions and projections;
5. the lack of marketability of our common stock;
6. the hiring of key personnel and the experience of our management;
7. the introduction of new products;
8. the risk inherent in the development and expansion of our products;
9. our stage of development and material risks related to our business;
10. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
11. industry trends and competitive environment;
12. trends in consumer spending, including consumer confidence;
13. overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
14. the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

XX Team has a right to name one of the five Directors on behalf of the holders of Series CF Seed Convertible Preferred Shares.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Yechiel Roston (10k) Aron Pfeffer (5k)
Issue date	03/15/20
Amount	$15,000.00
Outstanding principal plus interest	$15,000.00 as of 08/21/20
Interest rate	6.0% per annum
Maturity date	10/31/20
Current with payments	Yes

Convertible Note

Issue date	12/15/17
Amount	$20,000.00
Interest rate	8.0% per annum
Discount rate	30.0%
Uncapped Note	Yes
Maturity date	12/15/22

Convertible Note

Issue date	08/15/19
Amount	$50,000.00
Interest rate	8.0% per annum
Discount rate	20.0%
Valuation cap	$5,000,000.00
Maturity date	12/31/24

None

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
12/2017	Section 4(a)(2)	Convertible Note	$20,000	General operations
4/2019	Regulation D, Rule 506(b)	Preferred stock	$220,000	General operations
8/2019	Section 4(a)(2)	Convertible Note	$50,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Yechiel Roston (10k) Aron Pfeffer (5k)
Amount Invested	$15,000.00
Transaction type	Loan
Issue date	03/15/20
Outstanding principal plus interest	$15,000.00 as of 08/21/20
Interest rate	6.0% per annum
Maturity date	10/31/20
Current with payments	Yes
Relationship	Shareholders of company

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Smart Tire Recycling Inc. has developed a pioneering, zero-emission process to cleanly recycle tires into reusable materials. Our process un-bakes the tire back into its original components, which can be used to manufacture new tires, thereby creating a truly circular economy. Our goal is to help solve the major global problem of the 1 billion tires disposed of annually.
Our goal is to be at the forefront of the clean, tire-recycling industry and to be processing more than 18 Million tires annually contributing to the reduction in toxic emissions by nearly half a million metric tons of carbon dioxide and producing revenue in excess of $44 Million. These projections cannot be guaranteed.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Smart Tire Recycling, Inc. was incorporated in the State of Pennsylvania in August 2016.

Since then, we have:

- Perfect timing - Technology is proven, the market is wide open
- Healing the environment by cutting CO2 emissions from two of the biggest sources
- Can significantly reduce landfill tires
- Cheap readily-available materials
- Huge untapped market

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $0 compared to the year ended December 31, 2018, when the Company had revenues of $0.
- *Assets.* As of December 31, 2019, the Company had total assets of $34,594, including $5,740 in cash. As of December 31, 2018, the Company had $23,620 in total assets, including $13,536 in cash.
- *Net Loss.* The Company has had net losses of $93,109 and net losses of $122,616 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $76,631 for the fiscal year ended December 31, 2019 and $23,498 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

To date, the company has been financed with a combination of preferred stock ($220,000), convertible notes ($70,000) and notes with preferred stock ($15,000).

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 4 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Smart Tire Recycling, Inc. cash in hand is $17,970.08, as of July 2020. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $3,000/month, for an average burn rate of $3,000 per month. Our intent is to be profitable in 24 months.

If we're able to raise $150,000 we'll be able to complete critical testing needed to provide customers with data required to place an order (this is a 90-day process). $50,000 raised allows us to provide the proper in-depth testing to start having conversations with potential customers. The carbon black is a very sophisticated product and the customers need a lot of data to validate the material.

Post 90 days, we hope to meet with potential customers to do a "first-order pilot" with an expectation of a minimum first order of ~3-ton tires to process. To fulfill this order, an additional infusion of capital ($350,000) will be needed to complete the purchase of a plant and equipment for scale.

Expenses 3 - 6 months following the raise:

Salaries - $60,000

Lab testing - $30,000

Equipment - $30,000

Misc. - $25,000

Rent & Utilities - $5,000

We don't expect to begin generating revenue until late 2021.

We are receiving $8,000 in an EIDL loan. We have many investors that are able to lend us additional funds if we need it to continue operations.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

- i. at the time of the filing of this offering statement bars the person from:
  - A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
  - B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
  - C. engaging in savings association or credit union activities?☐ Yes ☑ No
- ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

- i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
- ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
- iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

- i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No
- ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company is using the services of XX as part of its offering. XX is comprised of XX Investments, LLC, XX Team LLC, and the Lead Investors who provide services on behalf of XX Team LLC. The services of XX are available to companies that offer securities through Wefunder Portal LLC and to investors who invest in such companies through Wefunder Portal, but XX is not affiliated with Wefunder Portal or its affiliates.

XX Investments is the Company's transfer agent and also acts as custodian, paying agent, and proxy agent on behalf of all investors that enter into the Custodial and Voting Agreement with XX Investments through the Wefunder Portal website ("Investors"). XX Investments holds legal title to the securities the Company issues through Wefunder Portal (which are uncertificated) on behalf of Investors. Investors, in turn, hold the beneficial interests in the Company's securities. XX Investments keeps track of each Investor's beneficial ownership interest and makes any distributions to the Investors (or other parties, as directed by the Investors).

In addition to the above services, at the direction of XX Team, XX Investments votes the securities and take any other actions in connection with such voting on behalf of the Investors. XX Investments acts at the direction of XX Team, because XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. XX Investments will not charge Investors for its services. XX Investments does charge the Company $1,000/year for services; however, those fees may be paid by Wefunder Inc. on behalf of the Company.

As noted, XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. Pursuant to the power of attorney, XX Team will make voting decisions and then direct XX Investments to vote and take any other actions in connection with the voting on Investors' behalf. XX Team will act, with respect to the Company, through our Lead Investor, who is a representative of XX Team. As compensation for its voting services, each Investor authorizes XX Investments to distribute to XX Team 10% of any distributions the Investor would otherwise receive from the Company. XX Team will share its compensation with our Lead Investor. XX Team, through our Lead Investor, may also provide consulting services to the Company and may be compensated for these services by the Company; although, fees owed by the Company may be paid by Wefunder Inc. XX Team will share its consulting compensation with our Lead Investor.

The Lead Investor is an experienced investor that we choose to act in the role of Lead Investor, both on behalf of the Company and on behalf of Investors. As noted, the Lead Investor will be a representative of XX Team and will share in compensation that XX Team receives from the Company (or Wefunder Inc. on the Company behalf) or from Investors. The Lead Investor will be chosen by the Company and approved by Wefunder Inc., and the identify of the Lead Investor must be disclosed to Investors before Investors make a final investment decision to purchase the Company's securities. Investors will receive disclosure regarding all fees that may be received by the Lead Investor. In addition to the fees described above, the Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a special purpose vehicle ("SPV") for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a circumstance, the Lead Investor may act as a portfolio manager for that SPV (and as a supervised person of Wefunder Advisors) and may be compensated through that role. Although the Lead Investor may act in multiple roles and be compensated from multiple parties, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of the Company's securities. As a result, the Lead Investor's interests should always be aligned with those of the Investors.

Investors that wish to purchase the Company's securities through Wefunder Portal must agree to (1) hire XX Investments to serve as custodian, paying agent, and proxy agent with respect to the Company's securities; (2) give a power of attorney to XX Team to make all voting decisions with respect to the Company's securities; and (3) direct XX Investments to share 10% of the Investor's distribution from the Company with XX Team. The Company may waive these requirements for certain investors with whom the Company has a pre-existing relationship.

The XX arrangement described above is intended to benefit the Company by allowing the Company to reflect one investor of its capitalization table (XX Investments) and by simplifying the voting process with respect to the Company's securities by having one entity (XX Team), through one person (the Lead Investor), make all voting decisions and having one entity (XX Investments) carry out XX Team's voting instruments and any take any related actions. The XX arrangement also is intended to benefit Investors by providing the services of an experienced Lead Investor (acting on behalf of XX Team) who is expected to make value-maximizing decisions regarding Investors' securities. XX Team (acting through the Lead Investor) may further benefit both the Company and Investors by providing consulting services to the Company that are intended to maximize both the value of the Company's business and also the value of its securities.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.smarttirerecycling.com//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Early Bird Smart Tire Recycling Subscription Agreement
- Smart Tire Recycling Subscription Agreement

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Adam Epstein
- Betzalel Mendel Bassman
- Carlos Cabral
- Lacramioara Schulte, Ph.D., MBA
- Raymond Riek

Appendix E: Supporting Documents

- Second_Amended_and_Restated_Shareholders_Agreement_-_8_20_2020.pdf
- Fourth_Amended_and_Restated_Articles_of_Incorporation__10.1.20___clean_.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Early Bird Smart Tire Recycling Subscription Agreement
- Smart Tire Recycling Subscription Agreement

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Adam Epstein
- Betzalel Mendel Bassman
- Carlos Cabral
- Lacramioara Schulte, Ph.D., MBA
- Raymond Riek

Appendix E: Supporting Documents

- Second_Amended_and_Restated_Shareholders_Agreement_-_8_20_2020.pdf
- Fourth_Amended_and_Restated_Articles_of_Incorporation__10.1.20___clean_.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Smart Tire Recycling, Inc.

By

Mendel Bassman

CEO and Co-Founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

legal name:

legal name

title:

Title

date of birth:

mm/dd/yyyy

SIGN

Raymond F. Riek

Board Member

10/13/2020

Adam S Epstein

Executive Director

10/13/2020

Lacramioara Schulte auf'm Erley

Board Member

10/13/2020

Mendel Bassman

CEO and Co-Founder

10/13/2020

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.